Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2021

Shenzhen, China, November 11, 2021 (GLOBE NEWSWIRE) – Xunlei Limited (“Xunlei” or the “Company”) (Nasdaq: XNET), a leading innovator in shared cloud computing and blockchain technology in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights:

•	Total revenues were US$60.0 million, representing an increase of 8.8% from the previous quarter.

•	Cloud computing and other internet value-added services (“cloud computing and other IVAS”) revenues were US$35.2 million, representing an increase of 21.8% from the previous quarter.

•	Subscription revenues were US$22.7 million, representing a decrease of 0.2% from the previous quarter.

•	Online advertising revenues (consisting primarily of revenues from mobile advertising) were US$2.1 million, representing a decrease of 40.5% from the previous quarter.

•	Gross profit was US$29.3 million, representing an increase of 1.3% from the previous quarter, and gross margin was 48.9% in the third quarter, compared with 52.5% in the previous quarter.

•	Net loss was US$5.1 million in the third quarter, compared with a net income of US$5.8 thousand in the previous quarter.

•	Non-GAAP net loss was US$3.1 million in the third quarter of 2021, compared with a non-GAAP net income of US$1.3 million in the previous quarter.

•	Diluted loss per ADS was approximately US$0.08 as compared with a diluted earnings per ADS of US$0.00005 in the previous quarter.

Mr. Jinbo Li, Chairman and Chief Executive Officer of Xunlei, stated that “We significantly exceeded our previously issued revenue guidance and delivered total revenues of US$60 million for the third quarter of 2021, with significant growth in our cloud computing and other internet value-added services. I’m especially encouraged that we achieved growth in both cloud computing revenues and the bandwidth capacity under very challenging conditions.”

“While the bottom line in the third quarter was affected by increased operating expenses and reduced advertising revenues, we intend to find ways to mitigate their impact. For example, while maintaining the growth momentum for our cloud-computing business, we will continue to enhance our subscription business by improving user experience and providing more value-added services to expand our customer base. In addition, we will further optimize our advertising products to diverse our customer base and increase customer loyalty. And finally, we will continue to invest in business innovation and seize growth opportunities through product lines expansion.”

Third Quarter 2021 Financial Results

Total Revenues

Total revenues were US$60.0 million, representing an increase of 8.8% from the previous quarter. The increase in total revenues was mainly attributable to increased revenues from cloud computing and other IVAS businesses.

Revenues from cloud computing and other IVAS were US$35.2 million, representing an increase of 21.8% from the previous quarter. The increase was mainly driven by increased CDN revenue due to increased demand for our cloud computing products.

Revenues from subscription were US$22.7 million, a decrease of 0.2% from the previous quarter. The number of subscribers was 4.15 million as of September 30, 2021, compared with 3.96 million as of June 30, 2021. The average revenue per subscriber for the third quarter of 2021 was RMB35.4, compared with RMB36.9 for the previous quarter.

Revenues from online advertising were US$2.1 million, representing a decrease of 40.5% from the previous quarter primarily because we limited the number of advertisements placed on our platform to improve user experience.

Cost of Revenues

Cost of revenues was US$30.4 million, representing 50.7% of our total revenues, compared with US$26.2 million or 47.5% of the total revenues in the previous quarter. The increased cost of revenues was mainly attributable to increased bandwidth cost and revenue-sharing costs of our live streaming business.

Bandwidth costs as included in cost of revenues were US$21.7 million, representing 36.2% of our total revenues, compared with US$18.5 million or 33.6% of the total revenues in the previous quarter. The increase was mainly due to increased CDN sales.

The remaining cost of revenues mainly consisted of costs related to the revenue-sharing costs for our live streaming business and depreciation of servers and other equipment.

Gross Profit and Gross Margin

Gross profit for the third quarter was US$29.3 million, representing an increase of 1.3% from the previous quarter. Gross margin was 48.9% in the third quarter, compared with 52.5% in the previous quarter. The decrease in gross margin was mainly due to decreased revenue portion of subscription and online advertising business, which had higher gross margins than other business lines.

Research and Development Expenses

Research and development expenses for the third quarter were US$16.8 million, representing 28.0% of our total revenues, compared with US$15.2 million or 27.5% of our total revenues in the previous quarter. The increase was primarily due to increased employee related cost.

Sales and Marketing Expenses

Sales and marketing expenses for the third quarter were US$6.8 million, representing 11.3% of our total revenues, compared with US$6.7 million or 12.1% of our total revenues in the previous quarter.

General and Administrative Expenses

General and administrative expenses for the third quarter were US$11.4 million, representing 19.0% of our total revenues, compared with US$7.7 million or 14.0% of our total revenues in the previous quarter. The increase in general and administrative expenses was primarily due to increased legal and consulting expenses and increased amortization costs for newly awarded restricted shares units under the Company’s share incentive plan.

Operating Loss

Operating loss was US$5.7 million, compared with an operating loss of US$1.1 million in the previous quarter.

Other Income

Other income was US$0.5 million, compared with other income of US$0.9 million in the previous quarter. The decrease was primarily due to donation of approximately US$0.8 million to aid flood victims in central China in July 2021, which was partially offset by other incomes in the third quarter.

Net Loss and Earnings Per ADS

Net loss was US$5.1 million, compared with a net income of US$5.8 thousand in the previous quarter. Non-GAAP net loss was US$3.1 million in the third quarter of 2021, compared with a non-GAAP net income of US$1.3 million in the previous quarter. The decrease was primarily due to increased operating expenses as discussed above.

Diluted loss per ADS in the third quarter of 2021 was approximately US$0.08 as compared with a diluted earnings per ADS of US$0.00005 in the previous quarter.

Cash Balance

As of September 30, 2021, the Company had cash, cash equivalents and short-term investments of US$228.3 million, compared with US$245.0 million as of June 30, 2021. The reduction of cash balance was mainly due to a term loan in the amount of US$20 million provided to Chizz (HK) Limited, a company controlled by Itui International Inc., our largest shareholder on September 9, 2021.

Guidance for Fourth Quarter of 2021

For the fourth quarter of 2021, Xunlei estimates total revenues to be between US$67 million and US$71 million, and the midpoint of the range represents a quarter-on-quarter increase of approximately 15.0%. This estimate represents management’s preliminary view as of the date of this release, which is subject to change and any change could be material.

Conference Call Preregistration

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must preregister online before they can receive the dial-in numbers. Preregistration may require a few minutes to complete. The Company would like to apologize for any inconvenience caused by not having an operator as a result of COVID-19.

Please register in advance to join the conference using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/8457418

Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China (Mandarin):	400-602-2065
Hong Kong:	800-963-117
United States:	1-855-452-5696
International:	61-2-8199-0299
Replay Passcode:	8457418
Replay End Date:	November 19, 2021

About Xunlei

Founded in 2003, Xunlei Limited (NASDAQ: XNET) is a leading innovator in shared cloud computing and blockchain technology in China. Xunlei provides a wide range of products and services across cloud acceleration, blockchain, shared cloud computing and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the management's quotations, the "Outlook" and "Guidance" sections in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the risk that Covid-19 or other health risks in China or globally could adversely affect the Company's operations or financial results; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income/(loss), (2) non-GAAP net income/(loss) from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares attributable to continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company’s operating performance by excluding share-based compensation expenses, which is not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in Xunlei’s results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

XUNLEI LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	September 30,	December 31,
	2021	2020
	US$	US$
Assets

Current assets:
Cash and cash equivalents	91,816	137,248
Short-term investments	136,493	117,821
Accounts receivable, net	30,091	22,983
Inventories	573	1,726
Due from related parties	15,100	10,970
Prepayments and other current assets	13,202	11,534
Total current assets	287,275	302,282

Non-current assets:
Restricted cash	-	1,541
Long-term investments	27,769	26,734
Property and equipment, net	56,765	50,725
Intangible assets, net	8,122	8,857
Goodwill	22,744	22,607
Due from related party, non-current portion	19,404	-
Other long-term prepayments and other non-current assets	1,015	905
Right-of-use assets	422	1,954
Total assets	423,516	415,605

Liabilities
Current liabilities:
Accounts payable	27,288	20,644
Due to related parties	1,622	5,389
Contract liabilities and deferred income, current portion	34,932	34,040
Lease liabilities, current portion	100	1,961
Income tax payable	2,417	2,553
Accrued liabilities and other payables	40,867	38,689
Total current liabilities	107,226	103,276

Non-current liabilities:
Contract liabilities and deferred income, non-current portion	688	920
Lease liabilities, non-current portion	-	27
Deferred tax liabilities	959	1,085
Bank borrowings	17,667	19,924
Total liabilities	126,540	125,232

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 368,877,205 shares issued and 334,401,981 shares outstanding as at December 31, 2020; 368,877,205 issued and 334,957,981 shares outstanding as at September 30, 2021)	84	84
Additional paid-in-capital	473,532	469,887
Accumulated other comprehensive loss	(1,161)	(2,145)
Statutory reserves	5,746	5,414
Treasury shares (34,475,224 shares and 33,919,224 shares as at December 31, 2020 and September 30, 2021, respectively)	8	9
Accumulated deficits	(179,425)	(181,095)
Total Xunlei Limited's shareholders' equity	298,784	292,154
Non-controlling interests	(1,808)	(1,781)
Total liabilities and shareholders' equity	423,516	415,605

XUNLEI LIMITED

Unaudited Condensed Consolidated Statements of Income

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2021	2021	2020
	US$	US$	US$
Revenues, net of rebates and discounts	60,009	55,172	43,722
Business taxes and surcharges	(227)	(29)	(34)
Net revenues	59,782	55,143	43,688
Cost of revenues	(30,437)	(26,179)	(21,004)
Gross profit	29,345	28,964	22,684

Operating expenses
Research and development expenses	(16,830)	(15,195)	(12,069)
Sales and marketing expenses	(6,809)	(6,697)	(4,185)
General and administrative expenses	(11,412)	(7,708)	(7,463)
Asset impairment loss, net of recoveries	2	(483)	-
Total operating expenses	(35,049)	(30,083)	(23,717)

Operating loss	(5,704)	(1,119)	(1,033)
Interest income	186	143	404
Interest expense	(23)	(23)	-
Other income/(loss), net	537	885	(335)
Loss before income taxes	(5,004)	(114)	(964)
Income tax (expense)/benefit	(122)	120	(498)
Net (loss)/income	(5,126)	6	(1,462)
Less: net loss attributable to non-controlling interests	(26)	(10)	(3)
Net (loss)/income attributable to common shareholders	(5,100)	16	(1,459)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2021	2021	2020
	US$	US$	US$
(Loss)/earnings per share for common shares
Basic	(0.0152)	0.0000	(0.0043)
Diluted	(0.0152)	0.0000	(0.0043)

(Loss)/earnings per ADS
Basic	(0.0760)	0.0000	(0.0215)
Diluted	(0.0760)	0.0000	(0.0215)

Weighted average number of common shares used in calculating continuing operations:
Basic	334,779,959	334,656,399	336,371,957
Diluted	334,779,959	342,804,044	336,371,957

Weighted average number of ADSs used in calculating continuing operations :
Basic	66,955,992	66,931,280	67,274,391
Diluted	66,955,992	68,560,809	67,274,391

XUNLEI LIMITED

Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations)

(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Sep 30,	Jun 30,	Sep 30,
	2021	2021	2020
	US$	US$	US$
GAAP operating loss	(5,704)	(1,119)	(1,033)
Share-based compensation expenses	2,070	1,248	548
Non-GAAP operating (loss)/income	(3,634)	129	(485)

GAAP net (loss)/income	(5,126)	6	(1,462)
Share-based compensation expenses	2,070	1,248	548
Non-GAAP net (loss)/income	(3,056)	1,254	(914)

GAAP (loss)/earnings per share for common shares:
Basic	(0.0152)	0.0000	(0.0043)
Diluted	(0.0152)	0.0000	(0.0043)

GAAP (loss)/earnings per ADS:
Basic	(0.0760)	0.0000	(0.0215)
Diluted	(0.0760)	0.0000	(0.0215)

Non-GAAP (loss)/earnings per share for common shares:
Basic	(0.0090)	0.0038	(0.0027)
Diluted	(0.0090)	0.0037	(0.0027)

Non-GAAP (loss)/earnings per ADS:
Basic	(0.0450)	0.0190	(0.0135)
Diluted	(0.0450)	0.0185	(0.0135)

Weighted average number of common shares used in calculating:
Basic	334,779,959	334,656,399	336,371,957
Diluted	334,779,959	342,804,044	336,371,957

Weighted average number of ADSs used in calculating:
Basic	66,955,992	66,931,280	67,274,391
Diluted	66,955,992	68,560,809	67,274,391

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 8633 8443

Website: http://ir.xunlei.com